OFFICERS' CERTIFICATE

ANNUAL STATEMENT AS TO COMPLIANCE

Re:
Norwest Funding, Inc. ("Owner"),
Merrill Lynch Credit Corporation ("Company"),
Master Servicing Agreement dated as April 1, 1998 ("Agreement")

Pursuant to the above Agreement, the Company hereby states:

               1. A review of the activities of the Company during the 1998 calendar year and of its performance under the Agreement has been made under the supervision of each of the undersigned officers.

               2. To the best of each such officer's knowledge, based on such review, the Company has fulfilled all of its material obligations under the Agreement in all material respects throughout such year.

Dated: March 26, 1999

Merrill Lynch Credit Corporation

By:

Linzy S. Banks, Vice President

John M. Wheeler, Senior Vice President